EXHIBIT 99.1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

Cambridge Antibody Technology

2)  Name of director

John Aston

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Computershare Trustees Limited

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2 above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allocation of partnership and matching shares under Inland Revenue Approved Share Incentive Plan

7)  Number of shares/amount of
     stock acquired

680 (consisting of 340 partnership and 340 matching shares)

8)  Percentage of issued class

0.001%

9)  Number of shares/amount
     of stock disposed

Nil

10) Percentage of issued class

Nil

11) Class of security

Ordinary 10 pence shares

12) Price per share

£4.41

13) Date of transaction

12 December 2003

14) Date company informed

12 December 2003

15) Total holding following this notification

36,629

16) Total percentage holding of issued class following this notification

0.08%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Diane Mellett 01223 471471

25) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

  Date of Notification 12 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

Cambridge Antibody Technology

2)  Name of director

Peter Chambré

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Computershare Trustees Limited

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2 above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allocation of partnership and matching shares under Inland Revenue Approved Share Incentive Plan

7)  Number of shares/amount of
     stock acquired

680 (consisting of 340 partnership and 340 matching shares)

8)  Percentage of issued class

0.001%

9)  Number of shares/amount
    of stock disposed

Nil

10) Percentage of issued class
Nil

11) Class of security

Ordinary 10 pence shares

12) Price per share

£4.41

13) Date of transaction

12 December 2003

14) Date company informed

12 December 2003

15) Total holding following this notification

10,469

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Diane Mellett 01223 471471

25) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

    Date of Notification 12 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

Cambridge Antibody Technology

2)  Name of director

David Glover

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Computershare Trustees Limited

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2 above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allocation of partnership and matching shares under Inland Revenue Approved Share Incentive Plan

7)  Number of shares/amount of
     stock acquired

680 (consisting of 340 partnership and 340 matching shares)

8)  Percentage of issued class

0.001%

9)  Number of shares/amount
     of stock disposed

Nil

10) Percentage of issued class

Nil

11) Class of security

Ordinary 10 pence shares

12) Price per share

£4.41

13) Date of transaction

12 December 2003

14) Date company informed

12 December 2003

15) Total holding following this notification

12,469

16) Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Diane Mellett 01223 471471

25) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

    Date of Notification 12 December 2003